Extraordinary General Meeting - Invitation to the Meeting

The shareholders of Votorantim Celulose e Papel S.A. are called to an Extraordinary General Meeting, to be held on October 18, 2004, at 10:00 a.m., at the Company's head office, located at Alameda Santos, 1357, 6th floor, in the city of São Paulo, to resolve on the following agenda:

(a) Increase of the subscribed capital stock, by means of the capitalization of a part of the earnings reserve, according to the company management's proposal of September 27, 2004;

(b) Reverse split of the 38,322,699,553 shares with no par value, representing the entire subscribed capital, in the ratio of 200 shares for 1 share of the respective type, according to the company management's proposal of September 27, 2004;

(c) Adjustment of the authorized capital limit;

(d) Distribution of interim dividends to shareholders, according to the balance sheet as of June 30, 2004;

(e) Changes in By-laws articles related to the following items:

(i) System of election of the Chairman and Vice-Chairman of the Board of Directors;

(ii) System of election of members of the Board of Directors, should one position become vacant;

(iii) Change in the frequency of holding ordinary meetings of the Board of Directors, and authorization for the Board members to attend the meetings by means of electronic, telephone, or video/audio conferences;

(iv) Change in By-laws in order to grant to the Board of Directors authority to previously resolve on the practice of any acts and the execution of any documents or contracts which, in any event, bind the Company involving amounts greater than a determined value, as well as to chair the meetings of the Board of Directors;

(v) Change in By-laws in order to grant to the Board of Officers authority to practice any acts and execute any documents or contracts which, in any event, bind the Company, as well as to represent it and to chair the meetings of the Board of Officers;

(vi) Change in the system of appointment as to the configuration of members in general shareholders' meetings;

(vii) To resolve on other operational questions and of interest to the Company;

(viii) Consolidation of the By-laws; and

(ix) Election of a new member of the Board of Directors, replacing Mr. Raul Calfat.

The nominees and representatives of shareholders may participate in the General Assembly if they deposit at the head offices, up to three (3) working days before it is held, the respective proxy instruments and representation (art. 27, §4º, of the By-laws).

São Paulo, September 30, 2004.

José Roberto Ermírio de Moraes - Chairman of the Board of Directors